General Municipal Money Market Fund
Statement of Investments
2/28/2005 (Unaudited)

Tax Exempt Investments--102.4%	Principal Amount ($)		Value ($)
Alabama--4.1%			
The Industrial Development Board of the City of Fultondale IDR, VRDN (Melsur Corp. Project) 2.05% (LOC; Amsouth Bank)	3,765,000	a	3,765,000
County of Jefferson, VRDN:			
Limited Obligation School Warrants 1.95% (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	10,000,000	a	10,000,000
Sewer Revenue, Refunding 1.89% (Insured; XL Capital Assurance and Liquidity Facility; Bank of America)	4,400,000	a	4,400,000
Mcintosh Industrial Development Board, EIR, Refunding, VRDN (CIBA Specialty Chemicals) 1.86%	10,000,000	a	10,000,000
Troy Health Care Authority, Sarha Lease Revenue VRDN (Southeast Alabama Rural Health) 1.96% (LOC; Regions Bank)	2,800,000	a	2,800,000
Arizona--1.1%			
Maricopa County Industrial Development Authority, MFHR Refunding, VRDN (San Clemente Apartments Project) 1.91% (Liquidity Facility; FNMA)	8,200,000	a	8,200,000
Arkansas--.9%			
Arkansas Development Finance Authority, MFHR, VRDN (Chapelridge of Cabot Housing Project) 1.94% (LOC; Regions Bank)	6,675,000	a	6,675,000
California--3.8%			
California Pollution Control Financing Authority, SWDR VRDN (Norcal Waste System Inc. Project) 1.94% (LOC; Comerica Bank)	10,165,000	a	10,165,000
FHLMC Multifamily VRDN Certificates Housing Revenue, VRDN 1.96% (Insured; FHLMC and Liquidity Facility; FHLMC)	18,371,997	a	18,371,997
Colorado--5.6%			
Colorado Educational and Cultural Facilities Authority Revenue, VRDN (Vail Mountain School Project) 1.95% (LOC; Key Bank)	5,000,000	a	5,000,000
City and County of Denver, Airport Revenue, VRDN:			
1.94% (Insured; CIFG and Liquidity Facility; Bayerische Landesbank)	6,200,000	a	6,200,000
Refunding 1.91% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000	a	10,000,000
Lafayette Exemplatory Improvement District Special Assessment Revenue, Refunding, VRDN 1.90% (LOC; U.S. Bank NA)	3,250,000	a	3,250,000
Lakewood Housing Authority, MFHR, VRDN (Ridgemoor Apartments Project) 1.91% (Insured; FNMA)	7,750,000	a	7,750,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue, VRDN 1.97%	10,000,000	a	10,000,000
District of Columbia--.7%			
District of Columbia Water and Sewer Authority Public Utility Revenue, VRDN, Merlots Program 1.91% (Insured; FSA and LOC; Wachovia Bank)	5,410,000	a	5,410,000
Florida--.7%			
Bay County Housing Finance Authority, SFMR, VRDN Merlots Program 1.96% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	5,030,000	a	5,030,000
Georgia--3.1%			
Columbia County Development Authority, Private Schools Revenue, VRDN (Augusta Preparatory Project) 1.91% (LOC; Wachovia Bank)	3,500,000	a	3,500,000
Fulton County Residential Care Facilities Elderly Authority Revenue, Refunding, VRDN (Lenbrook Square Foundation Inc.) 1.85% (LOC; Dresdner Bank)	10,200,000	a	10,200,000
Jefferson Development Authority, IDR, VRDN (Ringwood Containers Project) 1.92% (LOC; Bank of America)	1,600,000	a	1,600,000
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 1.91% (LOC; SunTrust Bank)	5,000,000	a	5,000,000
Savannah Housing Authority, MFHR, VRDN (Bradley Pointe Apartments Project) 1.92% (LOC; Key Bank)	3,500,000	a	3,500,000
Idaho--.8%			
Idaho Housing and Finance Association, SFMR 2.50%, 2/1/2006	6,250,000		6,250,000

Illinois--7.6%

Channahon, Revenue, VRDN (Morris Hospital)		
1.88% (LOC; U.S. Bank NA)	3,330,000 a	3,330,000
Chicago O'Hare International Airport, Special Facility		
Revenue, VRDN (O'Hare Technical Center II Project)		
1.95% (LOC; ABN-AMRO)	8,000,000 a	8,000,000
Cook County, GO Notes, VRDN		
Merlots Program 1.91% (Insured; AMBAC and Liquidity		
Facility; Wachovia Bank)	3,585,000 a	3,585,000
Illinois Development Finance Authority, IDR, VRDN		
(Durex Industries Project) 1.95% (LOC; ABN-AMRO)	4,200,000 a	4,200,000
Illinois Health Facilities Authority, Revenues		
(Evanston Hospital Corp.):		
1.85%, 3/10/2005	10,000,000	10,000,000
CP:		
2%, 5/12/2005	5,000,000	5,000,000
2.05%, 5/19/2005	5,000,000	5,000,000
(Evanston Northwestern Corp.) 1.88%, 3/17/2005	5,000,000	5,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN:		
2.01% (Insured; FSA and Liquidity Facility; The Bank		
of New York)	10,355,000 a	10,355,000
2.01% (Liquidity Facility; The Bank of New York		
and LOC: FHLMC, FNMA and GNMA)	3,610,000 a	3,610,000

Indiana--2.2%

Indiana Development Finance Authority, Industrial		
Revenue, VRDN (Eiteljorg Museum)		
1.87% (LOC; Bank One)	6,500,000 a	6,500,000
Indiana Housing Finance Authority, SFMR, VRDN		
Merlots Program 1.96% (Insured: FNMA and GNMA		
and Liquidity Facility; Wachovia Bank)	1,265,000 a	1,265,000
Indiana State University, College and University Revenue		
Student Fee 3.50%, 10/1/2005 (Insured; AMBAC)	2,055,000	2,071,775
Indianapolis Local Public Improvement Bond Bank		
Revenue 3%, 7/6/2005	6,550,000	6,573,234

Iowa--2.9%

State of Iowa, TRAN 3%, 6/30/2005	8,000,000	8,030,826
Iowa School Corporations, Warrants Certificates		
(Iowa School Cash Anticipation Program)		
3%, 6/30/2005 (Insured; FSA)	7,000,000	7,022,847
Louisa County, PCR, Refunding, VRDN		
(Midwest Power System Inc. Project) 1.95%	7,000,000 a	7,000,000

Kansas--1.4%

Kansas Development Finance Authority, MFHR		
Refunding, VRDN (Chesapeake Apartments Project)		
1.87% (LOC; FHLB)	5,000,000 a	5,000,000
Mission, MFHR, Refunding, VRDN (The Falls Apartments		
Project) 1.94% (Insured; FNMA)	6,000,000 a	6,000,000

Kentucky--8.7%

City of Fort Mitchell, Kentucky League of Cities		
Funding Trust, LR, VRDN, Trust Lease Program		
1.88% (LOC; U.S. Bank NA)	9,500,000 a	9,500,000
Kenton County Airport Board, Special Facilities Revenue		
VRDN (Airis Cincinnati LLC) 1.95% (LOC; Deutsche		
Postbank)	43,000,000 a	43,000,000
Kentucky Asset Liability Commission, General Fund		
Revenue, TRAN 3%, 6/29/2005	5,000,000	5,017,299
Lincoln County, Residential Mortgage Revenue, VRDN		
2.08% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000

Louisiana--.4%

Louisiana Local Government Environmental Facilities		
and Community Development Authority, College and		
University Revenue, VRDN (Northwestern State		
University Student Housing) 1.94% (LOC; Regions Bank)	2,750,000 a	2,750,000

Maine--.6%

Maine Housing Authority, General Housing Revenue		
VRDN 1.96% (GIC; Trinity Plus Funding Co. and Liquidity		
Facility; Merrill Lynch)	4,950,000 a	4,950,000

Maryland--2.2%

Frederick County, Revenue, VRDN		
(Homewood Inc. Facility) 2.03% (LOC; M&T Bank)	9,700,000 a	9,700,000
Maryland Economic Development Corporation, Revenue		
VRDN (CWI Limited Partnership Facility)		
2.11% (LOC; M&T Bank)	3,405,000 a	3,405,000
Maryland Industrial Development Financing Authority		
Revenue, VRDN (Mercy High School Facility)		
1.96% (LOC; M&T Bank)	3,800,000 a	3,800,000

Massachusetts--5.7%

Gill-Montague Regional School District, GO Notes		
BAN 3%, 7/29/2005	5,000,000	5,025,398
Koch Certificates of Trust, Revenue, VRDN		
1.96% (Insured; AMBAC and Liquidity Facility; State		
Street Bank and Trust Co.)	1,840,172 a	1,840,172
State of Massachusetts, Revenue, CP:		
1.92%, 3/14/2005 (Liquidity Facility; Dexia Credit Locale)	10,000,000	10,000,000
1.92%, 3/14/2005 (LOC; Bayerische Landesbank)	15,000,000	15,000,000
Massachusetts Development Finance Agency, College		
and University Revenue, VRDN (Wentworth Institute of		
Technology) 1.95% (Insured; Radian Bank and Liquidity		
Facility; Bank of America)	11,600,000 a	11,600,000

Michigan--5.2%

State of Michigan, GO Notes 3.50%, 9/30/2005	10,000,000	10,086,087
Michigan Hospital Finance Authority, Revenues, VRDN		
Healthcare Equipment Loan Program		
1.96% (LOC; ABN-AMRO)	25,700,000 a	25,700,000
Michigan Strategic Fund, LOR, VRDN		
(D&R Paint Co. Project) 1.95% (LOC; Fifth		
Third Bank)	3,913,000 a	3,913,000

Minnesota--1.0%

Minnesota Housing Finance Agency, Revenue		
(Residential Housing Finance) 2.30%, 12/14/2005	5,000,000	5,000,000
Saint Paul Housing and Redevelopment Authority, MFHR		
Refunding, VRDN (Hampden Square Apartments)		
1.99% (LOC; FNMA)	2,840,000 a	2,840,000

Mississippi--1.3%

Medical Center Educational Building Corporation, Revenue		
VRDN (Pediatric & Research Facilities Project) 1.87%		
(Insured; AMBAC and Liquidity Facility; Bank One)	6,000,000 a	6,000,000
Mississippi Business Finance Corporation, IDR, VRDN		
(Bruce Furniture Industries Project)		
1.96% (LOC; Wachovia Bank)	3,500,000 a	3,500,000

Missouri--.7%

Kansas City Industrial Development Authority, Revenue		
VRDN (Alphapointe Association for the Blind)		
1.93% (LOC; U.S. Bank NA)	5,500,000 a	5,500,000

Nebraska--.5%

Nebraska Public Power District, Electric Revenue, CP 2%, 5/10/2005		
(Liquidity Facility: Bank of Nova Scotia and Toronto		
Dominion Bank)	4,000,000	4,000,000

Nevada--3.7%

Clark County, IDR, VRDN		
(Southwest Gas Corp. Project)		
1.92% (LOC; Bank of America)	6,000,000 a	6,000,000
Las Vegas Valley, Revenue, CP 1.92%, 4/11/2005		
(LOC; Banque Nationale de Paris and Lloyds TSB Bank)	15,200,000	15,200,000
Nevada Housing Division, Multiple-Unit Housing Revenue		
VRDN (Silverado Ranch) 1.89% (Insured; FNMA)	6,710,000 a	6,710,000

New Hampshire--.1%

New Hampshire Housing Finance Authority, SFHR, VRDN		
Merlots Program 1.96% (Liquidity Facility; Wachovia		
Bank)	730,000 a	730,000

New Mexico--1.3%

New Mexico Income Housing Authority Region III, LR		
VRDN, Lease Purchase Program 1.90%		
(Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000

New York--2.0%

New York City Municipal Water Finance Authority Water and Sewer Revenue, CP 1.85%, 3/3/2005 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	10,000,000	10,000,000
New York State Thruway Authority, Highway Tolls Revenue 2%, 4/1/2005	5,000,000	5,001,990

Ohio--3.5%

Cleveland-Cuyahoga County Port Authority, Educational Facility Revenue, VRDN (Laurel School Project) 1.94% (LOC; Key Bank)	3,755,000 a	3,755,000
Cuyahoga Community College District Revenue, VRDN 1.89% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,900,000 a	4,900,000
Grove City, Multi-Family Housing and Mortgage Revenue VRDN (Regency Arms Apartments) 1.92% (LOC; FNMA)	2,470,000 a	2,470,000
Hamilton County, EDR, VRDN (Taft Museum Project) 1.88%, (LOC; Fifth Third Bank)	5,760,000 a	5,760,000
Washington County, HR, VRDN (Marietta Area Health Credit Inc.) 1.86% (Insured; FSA and Liquidity Facility; Bank One)	10,000,000 a	10,000,000

Oklahoma--1.1%

Tulsa County Industrial Authority, Capital Improvements Revenue 2.05%, 5/16/2005 (Liquidity Facility; Bank of America)	8,150,000	8,150,000

Pennsylvania--7.7%

Berks County Industrial Development Authority, IDR VRDN (EJB Paving and Materials) 2.01% (LOC; Wachovia Bank)	1,000,000 a	1,000,000
Bethlehem Area School District, GO Notes, VRDN 1.89% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,000,000 a	10,000,000
East Hempfield Township Industrial Development Authority IDR, VRDN (Mennonite Home Project) 1.97% (LOC; M&T Bank)	12,520,000 a	12,520,000
Harrisburg Authority, Water Revenue, Refunding, VRDN 1.90% (Insured; FGIC and Liquidity Facility; FGIC)	14,650,000 a	14,650,000
Lancaster County Hospital Authority, Senior Living Facilities Revenue, VRDN (Quarryville Presbyterian) 1.90% (LOC; M&T Bank)	8,400,000 a	8,400,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenues, Refunding, VRDN (Philadelphia Protestant Home) 1.87% (LOC; Bank of America)	1,900,000 a	1,900,000
West Cornwall Township Municipal Authority, GO Notes Refunding, VRDN (Bethlehem School District Project) 1.89% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	9,800,000 a	9,800,000

Rhode Island--1.4%

East Providence, GO Notes, TAN 3%, 7/7/2005	8,000,000	8,027,255
Rhode Island Industrial Facilities Corporation, IDR, VRDN (Cooley Inc. Project) 1.94% (LOC; Citizens Bank of Rhode Island)	2,750,000 a	2,750,000

South Carolina--1.7%

Dorchester County, GO Notes, TAN 3%, 4/15/2005	7,500,000	7,513,843
South Carolina Jobs-Economic Development Authority EDR, VRDN (Virtual Image Technology) 1.90% (LOC; Royal Bank of Canada)	5,000,000 a	5,000,000

Tennessee--1.1%

Blount County Public Building Authority, Revenue, VRDN Local Government Public Improvement 1.88% (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,045,000 a	4,045,000
Oak Ridge Industrial Development Board Industrial Revenue, VRDN (Oak Ridge Universities) 1.89% (LOC; Allied Irish Bank)	4,680,000 a	4,680,000

Texas--8.1%

Crawford Education Facilities Corporation, Education Revenue, VRDN (Woodlands Academy Preparatory School) 1.92% (LOC; U.S. Bank NA)	4,485,000 a	4,485,000
Harris County Health Facilities Development Corporation Revenue, CP (The Methodist System) 2.07%, 5/9/2005	10,000,000	10,000,000
Lower Colorado River Authority, Transmission Contract Revenue, Refunding (LCRA Transportation Services Corp. Project) 5%, 5/15/2005	2,750,000	2,767,630
Revenue Bond Certificate Series Trust Various States Housing Revenue, VRDN:		
(Greens) 2.23% (GIC; AIG Funding Inc.)	4,325,000 a	4,325,000
(Pebble Brooke) 2.23% (GIC; AIG Funding Inc.)	7,000,000 a	7,000,000
State of Texas: GO Notes, Refunding (College Student Loan) 1.95%, 3/1/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	11,000,000	11,000,000
Revenue, TRAN 3%, 8/31/2005	10,000,000	10,069,540
Texas Department of Housing & Community Affairs, SFHR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.)	5,000,000	5,000,000
Victory Street Public Facility Corporation, MFHR, VRDN (Uvalde Ranch Apartments) 1.95% (LOC; Bank of America)	6,650,000 a	6,650,000

Washington--3.4%

Chelan County Public Utility District Number 001 Consolidated Revenue, VRDN, Merlots Program 1.96% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,995,000 a	6,995,000
Port of Seattle, Revenue, VRDN Merlots Program 1.96% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,555,000 a	5,555,000
Seattle Housing Authority, Revenue, VRDN (High Point Project Phase I) 1.94% (LOC; Bank of America)	4,300,000 a	4,300,000
State of Washington, GO Notes, VRDN, Merlots Program 1.91% (Insured; FGIC and MBIA and Liquidity Facility; Wachovia Bank)	8,995,000 a	8,995,000

West Virginia--.2%

Pendleton County, IDR, VRDN (Greer Steel Project) 1.96% (LOC; PNC Bank)	1,200,000 a	1,200,000

Wisconsin--2.3%

Elmbrook School District, GO Notes, TRAN 2.75%, 4/15/2005	7,000,000	7,009,600
Plymouth Joint School District, Revenue, BAN 2.875%, 8/1/2005	4,000,000	4,005,183
West Allis, Revenue, VRDN (State Fair Park Exposition) 1.90% (LOC; U.S. Bank NA)	6,200,000 a	6,200,000

Wyoming--3.6%

Campbell County, IDR (Two Elk Power Generation Station Project) 2.40%, 12/1/2005 (GIC; Royal Bank of Canada)	27,300,000	27,300,000

Total Investments (cost $777,557,676)	**102.4%**	**777,557,676**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(17,989,981)**
Net Assets	**100.0%**	**759,567,695**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LOR**	Limited Obligation Revenue
EDR	Economic Development Revenue	**LR**	Lease Revenue
EIR	Environment Improvement Revenue	**MBIA**	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
FHLB	Federal Home Loan Bank	**MFHR**	Multi-Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**SFHR**	Single Family Housing Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GIC	Guaranteed Investment Contract	**SWDR**	Solid Waste Disposal Revenue
GNMA	Government National Mortgage Association	**TAN**	Tax Anticipation Notes
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	88.2
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	5.3
Not Rated c		Not Rated c		Not Rated c	6.5
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate - subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.